

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2021

John Bremner
Chief Executive Officer
Swiftmerge Acquisition Corp.
2710 Rosebery Avenue
West Vancouver, BC V7V3A2

     Re: Swiftmerge Acquisition Corp.
         Draft Registration Statement of Form S-1
         Submitted February 22, 2021
         CIK No. 0001845123

Dear Mr. Bremner:

     We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Summary, page 1

1.   We note your disclosure that you will have 24 months from the closing of the initial public offering to consummate your initial business combination. Please clarify, if true, that you may amend your organizational documents to extend your business combination deadline. If there are reasons why you cannot or will not seek shareholder approval to extend such deadline, please state so. Please add similar clarification elsewhere in your filing where you describe the deadline.

<u>Management</u>
<u>Our Board of Advisors, page 130</u>

2.   Please revise to include a brief introductory paragraph, similar to the one in the summary at page 5 under "Board of Advisors," to clarify here the Board of Advisors' role as it relates to you and your business.

<u>Description of Securities, page 146</u>

3.   We note that your warrant agreement identifies the courts of the State of New York or the United States District Court for the Southern District of New York as the exclusive forum for certain litigation. Please also ensure that the exclusive forum provision in the warrant agreement states clearly that the provision does not apply to actions arising under the Exchange Act.

 You may contact William Schroeder at 202-551-3294 or John Spitz at 202-551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Tony Aldave at 202-551-3601 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance